EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
	Year Ended December 31,					Twelve Months Ended	Six Months Ended
	2001	2002	2003	2004	2005	6/30/2006	6/30/2006
EARNINGS
Income Before Income Taxes	$92,624	$63,443	$91,728	$45,351	$88,378	$75,791	$10,872
Fixed Charges (as below)	46,156	42,377	46,787	39,475	36,762	39,663	20,654
Total Earnings	$138,780	$105,820	$138,515	$84,826	$125,140	$115,454	$31,526

FIXED CHARGES
Interest Expense	$39,249	$40,422	$44,784	$37,957	$34,094	$36,367	$18,769
Credit for Allowance for Borrowed Funds Used During Construction	5,570	673	451	280	668	1,296	885
Trust Dividends	-	(186)	(93)	(62)	-	-	-
Estimated Interest Element in Lease Rentals	1,337	1,468	1,645	1,300	2,000	2,000	1,000
Total Fixed Charges	$46,156	$42,377	$46,787	$39,475	$36,762	$39,663	$20,654

Ratio of Earnings to Fixed Charges	3.00	2.49	2.96	2.14	3.40	2.91	1.52